Exhibit 99.1

OLYMPUS ANNOUNCES A CAPITAL RAISE

Toronto, March 22, 2011 - Olympus Pacific Mineral Inc.("Olympus or "Company") (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) today announced an A$ 16.80 million capital raising through a placement that is being arranged by Lead Manager, Patersons Securities Limited ("Patersons"), a leading full service stock broking firm in Australia.

Pending the completion of the placement trading of Olympus shares has been halted in accordance with the ASX listing rules.

The placement is for 42,000,000 common shares to be held in the form of CHESS Depository Interests (“CDI”) at a price of A$ 0.40  per CDI, to raise the A$ 16.80 million (Placement). Olympus will apply for the 42,000,000 CDIs to be quoted on the ASX. The Placement has been offered to selected institutional investors in Australia and Europe, which the Company believes will provide a strengthened shareholder base supportive of the Company’s growth and development. Olympus will issue the 42,000,000 common shares without shareholder approval in reliance on its 15% placement capacity in ASX Listing Rule 7.1. Olympus will pay Patersons a capital-raising fee of 5%.

Proceeds from the Placement will allow Olympus to meet its announced exploration program and commitments for general working capital.

Olympus is pleased to have received support for its fund raising and looks forward to being able to conduct its exploration programs with the long-term view of enhancing the value of the Company’s projects for the benefit of shareholders.

Olympus is positioned to expand gold production in Southeast Asia from its core properties and has established a production time line that increases the Company's annualized production to 50,000 ounces gold in 2011 and a production pipeline capable of further expansion to some 170,000 oz by 2015. The diversified gold production Company expects to further expand its Reserve and Resource Estimates in East Malaysia and Vietnam through continued exploration in 2011.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:
James W. Hamilton, Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward- looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.